Exhibit 99.4

FIRST AMENDMENT TO SUPPORT AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Support Agreement dated as of August 20, 2021 (the “Agreement”) between Brookfield Infrastructure Holdings Corporation (formerly, Brookfield Infrastructure Corporation, “BIPC”), Brookfield Infrastructure Partners L.P. (“BIP”), Brookfield Infrastructure Corporation Exchange Limited Partnership (“Exchange LP”), Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc. is made as of the Effective Date (as defined below) by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and/or the Unit Provisions (as defined in the Agreement), as applicable.

WHEREAS, in connection with the acquisition by BIP, together with its institutional partners, of all the outstanding shares of Inter Pipeline Ltd. (“IPL”), certain Canadian shareholders of IPL had the option to receive Exchangeable LP Units of Exchange LP;

AND WHEREAS, the Exchangeable LP Units were designed to be the economic equivalent of BIPC Shares and to be exchangeable into BIPC Shares on a one-to-one basis at any time at the option of the holder;

AND WHEREAS, each BIPC Share was intended to provide the holder thereof with an economic return that is equivalent to the economic return on one BIP Unit;

AND WHEREAS, pursuant to the Agreement, the parties made provision for and established a procedure whereby BIP will take (and cause to be taken) certain actions and make certain payments and deliveries necessary to ensure that a BIP Designee or Exchange LP, as applicable, will be able to make certain payments and to deliver or cause to be delivered BIPC Shares in satisfaction of the obligations of BIP or Exchange LP, as applicable, under the Unit Provisions, the Partnership Agreement and the Agreement;

AND WHEREAS, as of December 24, 2024 (the “Effective Date”), BIP has undertaken a reorganization (the “Reorganization”) pursuant to a plan of arrangement a result of which, in effect, 1505109 B.C. Ltd., (“New BIPC”) changed its name to Brookfield Infrastructure Corporation and public shareholders received class A exchangeable subordinate voting shares of New BIPC (“New Exchangeable Shares”) that are the economic equivalent of, and exchangeable for, BIP Units, in exchange for their existing class A exchangeable subordinate voting shares of BIPC;

AND WHEREAS, the parties desire to amend the Agreement to reflect the Reorganization, including New BIPC being the successor to BIPC and the New Exchangeable Shares being the “BIPC Shares” from and after the Effective Date;

AND WHEREAS, pursuant to Section 4.2 of the Agreement, after the occurrence of any event contemplated pursuant to Section 2.7 of the Agreement, as a result of which the BIPC Shares are changed, the parties to the Agreement will, without the approval of the holders of the Exchangeable LP Units, amend or modify the Agreement as necessary in order that it will apply to all new securities into which the BIPC Shares are so changed;

AND WHEREAS, the parties desire to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Agreement

The Agreement is hereby amended to:

(a)	replace each reference to BIPC therein with a reference to New BIPC; and

(b)	replace each reference to the BIPC Shares therein with a reference to the New Exchangeable Shares.

2.	Joinder of New BIPC

New BIPC hereby acknowledges, agrees and confirms that, by its execution of this Amendment, it will be deemed to be a party to the Agreement for all purposes of the Agreement and shall have all the obligations of BIPC thereunder. New BIPC hereby agrees to be bound by all of the terms, provisions and conditions contained in the Agreement applicable to BIPC. New BIPC acknowledges and confirms it has received a copy of the Agreement. In addition, for greater certainty, the company referred to as “Brookfield Infrastructure Corporation” in the Partnership Agreement and the Unit Provisions is New BIPC.

3.	Release of BIPC

Each party to this Amendment hereby agrees that Brookfield Infrastructure Holdings Corporation is hereby released from its obligations and deemed no longer to be a party to the Agreement.

4.	Effective Date

This Amendment shall be effective upon the date first written above.

5.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

6.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

BROOKFIELD INFRASTRUCTURE HOLDINGS CORPORATION

By:	/s/ Michael Ryan
Name: Michael Ryan Title: Corporate Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
Name: Michael Ryan Title: Corporate Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi Title: Vice President

[Signature Page – First Amendment to Support Agreement]

BROOKFIELD INFRASTRUCTURE CORPORATION EXCHANGE LIMITED PARTNRSHIP, by its general partner, BROOKFIELD INFRASTRUCTURE CORPORATION EXCHANGE GP INC.

By:	/s/ David Krant
Name: David Krant Title: Chief Financial Officer

BROOKFIELD INFRASTRUCTURE CORPORATION EXCHANGE GP INC.

By:	/s/ David Krant
Name: David Krant Title: Chief Financial Officer

BROOKFIELD INFRASTRUCTURE HOLDINGS (CANADA) INC.

By:	/s/ Chloe Berry
Name: Chloe Berry Title: Senior Vice President

[Signature Page – First Amendment to Support Agreement]